P.E. 2/11/02

02014506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

YELL FINANCE B.V.
(Translation of Registrant's Name Into English)

Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - ______.

YELL.

February 14, 2002

news release **news release** **news release**

YELL GROUP NINE MONTHS RESULTS TO DECEMBER 31, 2001

Yell, the international directories business, today released its results for the nine months ended December 31, 2001.

	Nine Months ended December 31	
	2000	**2001[1] Aggregated**
	£m	£m
Group Turnover	538.5	598.0
Adjusted EBITDA[2]	165.1	173.9

(1) Includes the results from April 1 to June 22, 2001 when the Yell Group operated as a business unit within British Telecommunications and consolidated financial information for the Yell Group after the acquisition from June 23, 2001 to December 31, 2001.

(2) Adjusted EBITDA comprises earnings before interest, tax, depreciation and amortisation adjusted to exclude the expenses of the US management incentive plan, which has now been cancelled, of £8.6m and £3.0m in the nine months ended December 31, 2000 and December 31, 2001, respectively. We believe adjusted EBITDA is a relevant measure to assess our underlying performance.

HIGHLIGHTS

- Turnover for the nine months ended December 31, 2001 increased by 11.0% to £598.0 million in comparison to the same period in the previous financial year. This was largely due to growth in the US business, along with continued growth in the UK business and our other products and services.

- Turnover from UK printed directories for the nine months grew by 4.7% compared to the same period in the previous financial year, benefiting from an 8.8% growth in turnover in the third quarter. This was achieved even though prices fell slightly under the UK advertising rate price cap of RPI −2%. The third quarter increase reflected growth in advertising volumes and the introduction and take-up of colour advertising in directories published from October 2001.

- In the US, new directory launches accounted for nearly one-third of the 25.3% growth from printed directories for the nine months compared to the same period in the previous financial year. US turnover also benefited from underlying directory-to-directory growth of 7.2%, turnover from acquired directories published for the first time since their purchase and movement in the dollar to pound sterling exchange rate.

- Adjusted EBITDA for the nine months ended December 31, 2001 increased by 5.3% to £173.9 million from £165.1 million for the same period in the previous financial year. This reflected growth in gross profit, particularly in our US printed directories business during the third quarter, partially offset by an increase in administrative expenses. The third quarter growth in US gross profit primarily reflected a low level of low-margin new directory launches during the quarter. We currently expect that the level of low-margin new directory launches in the US will increase during the fourth quarter.

Commenting on the results, John Condron, chief executive of Yell Group, said: "Our third set of quarterly financial results shows a positive performance over the nine month period, reflecting continuing growth of the company both in the UK and US directory markets and also within our other products and services. Overall, profit, turnover and cash flow are all in line with expectations."

We expect to publish the March year-end results on Thursday, June 13.

A full copy of the third quarter and nine months financial results together with the related operating and financial review, which contains further important information regarding the results, can be accessed at:

www.yellgroup.com/goto/resultssecfilings.html

-ENDS-

Notes to Editors

About Yell

Yell is an international directories business operating in the classified advertising market through printed and online media. Yell includes the UK Yellow Pages and Business Pages directories, Yellow Book directories in the US, Yell.com and Talking Pages.

For further information please contact

Richard Duggleby, Head of External Relations, Tel: +44 (0)118 950 6206, mobile: 07860 733488, e-mail: richard.duggleby@yellgroup.com
Jon Salmon, Senior Press Officer, Tel: +44 (0)118 950 6656, mobile: 07801 977340, e-mail: jon.salmon@yellgroup.com

YELL

Yell Group

Interim Financial Information for the
3 and 9 months ended 31 December 2001

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2001

References to "we", "us", "our", "Yell", and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries and affiliates, except as otherwise indicated; and with respect to periods prior to 22 June 2001, these terms also refer to Yellow Pages and Yellow Book businesses and companies acquired from British Telecommunications plc ("BT").

The following information should be read in conjunction with the unaudited financial information for the Yell Group as of and for the three and nine months ended 31 December 2001, attached hereto. The financial information for the Yell Group for the nine months ended 31 December 2001 includes successor and predecessor financial information for Yell as described below. The attached financial information has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from generally accepted accounting principles in the United States.

Introduction

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and a leading provider of classified directory advertising in the United States. The Yell Group has operated as an independent group since 22 June 2001, the date on which a consortium of investors purchased BT's equity interests in Yellow Book USA Inc. and Yellow Pages Sales Limited, and the net assets and operations of BT's subsidiary Yell Limited (the "Yell purchase"). Prior to the Yell purchase, the Yell Group operated as a business within BT, rather than as a separate legal entity.

The attached unaudited predecessor combined financial information for the Yell Group for periods prior and up to 22 June 2001 represents an aggregation of the financial information of Yell's classified directories and related operations in the United Kingdom and in the United States whilst they were still part of BT. The attached unaudited successor consolidated financial information for the Yell Group for the period after the acquisition from 23 June 2001 to 31 December 2001 and for the three months ended 31 December 2001 represents a consolidation of the financial information of Yell Finance B.V. and its subsidiaries and affiliate.

For purposes of presenting and analysing our results of operations for the nine months ended 31 December 2001 below, unless otherwise noted, we have aggregated the predecessor results through 22 June 2001 and the successor results from 23 June 2001 to 31 December 2001. We have analysed the results on this basis, which is not a UK GAAP presentation, because the Yell purchase did not affect the underlying operating results, before interest, taxation, depreciation and amortisation, during the period.

The Yell Purchase

The total cost of acquiring the businesses and companies comprising the Yell Group was £2,007.6 million, giving rise to total goodwill of £1,694.0 million with an estimated life of 20 years. In connection with the Yell purchase, we borrowed £2,099.0 million, comprising £1,450.0 million from financial institutions, £549.0 million from our parent company Yell Group Limited and £100.0 million from the vendor, a BT affiliate.

The Yell purchase has had a significant effect on the financial results for the periods following the Yell purchase. In particular, our increased leverage has led to a significant increase in interest payable. In addition, the net increase in goodwill of £1,267.6 million resulting from the Yell purchase has led to a significant increase in the amortisation of goodwill. Taking into account the increased goodwill amortisation and the increased interest charge, including the non-cash accrual of interest payable to the parent company, we have reported net losses for periods following the Yell purchase and expect to continue to report net losses in future periods.

The Proposed McLeod Acquisition

On 21 January 2002, we announced our agreement to acquire McLeodUSA Publishing Company, one of the largest independent directory publishers in the United States for $600.0 million. McLeodUSA Publishing Company published 267 directory editions during the year ended 31 December 2001 and expects to have generated turnover of approximately $300 million and EBITDA of approximately $58 million for that period. The proposed acquisition would double the number of states in which we operate within the United States. Our review of results of operations below does not give effect to this proposed acquisition, which is conditional upon, among other things, finalisation of the financial restructuring of the vendor. The financing package for the proposed acquisition is discussed below under "Liquidity and Capital Resources—Capital Resources".

Operating Results

Summary Results

Our results for the three and nine months ended 31 December 2000 and 2001 are summarised in the table below:

	Three months ended 31 December		Percent increase (decrease)	Nine months ended 31 December		Percent increase (decrease)
	2000	2001		2000	2001[1] Aggregated	
	(£ in millions, unless otherwise indicated)			*(£ in millions, unless otherwise indicated)*		
Group turnover	177.2	202.7	14.4%	538.5	598.0	11.0%
Cost of sales	(86.4)	(95.0)	10.0%	(221.7)	(253.9)	14.5%
Gross profit	90.8	107.7	18.6%	316.8	344.1	8.6%
Distribution costs	(5.5)	(5.4)	(1.8)%	(15.2)	(16.5)	8.6%
Administrative costs	(61.3)	(78.4)	27.9%	(171.9)	(222.8)	29.6%
Group operating profit	24.0	23.9	(0.4)%	129.7	104.8	(19.2)%
EBITDA[2]						
UK operations	28.7	34.3	19.5%	147.2	148.7	1.0%
US operations	4.2	16.4	290.5%	9.3	22.2	138.7%
Group	32.9	50.7	54.1%	156.5	170.9	9.2%
Adjusted EBITDA[3]						
UK operations	28.7	34.3	19.5%	147.2	148.7	1.0%
US operations	7.1	16.4	131.0%	17.9	25.2	40.8%
Group	35.8	50.7	41.6%	165.1	173.9	5.3%
Gross profit margin	51.2%	53.1%		58.8%	57.5%	
Adjusted Group EBITDA margin	20.2%	25.0%		30.7%	29.1%	
Operating profit margin	13.5%	11.8%		24.1%	17.5%	
Cash inflow from operations less capital expenditures	49.8	45.8	(8.0)%	141.5	136.2	(3.7)%

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.*

(2) *EBITDA comprises total operating profit, including our share of joint venture operating profit, before depreciation and amortisation. The EBITDA disclosed here is not necessarily comparable to EBITDA disclosed by other companies because EBITDA is not uniformly defined. We believe that EBITDA is a relevant measurement used by companies to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortisation policies. EBITDA should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation, as an indicator of operating performance or as an alternative to cash flow from operating activities.*

(3) *Adjusted EBITDA comprises EBITDA as described above adjusted to exclude the expenses of the US management incentive plan. The expenses in periods through 22 June 2001 are excluded because the plan was terminated on 22 June 2001. Adjusted EBITDA is not a measure of performance under UK or US GAAP. We believe that adjusted EBITDA is a relevant measurement to assess our underlying financial performance.*

Certain operational results for the nine months ended 31 December 2000 and 2001 are summarised in the table below:

	Nine months ended 31 December	
	2000	2001 Aggregated
UK Operational Information:		
Unique printed directory advertisers (units)[1]	306,901	321,320
Unique advertiser retention rate[2]	82.4%	79.5%
Turnover per unique advertiser (£)	£1,185	£1,184
US Operational Information:		
Unique printed director advertisers (units)[1]	115,964	133,007
Unique advertiser retention rate[2][3]	NA	70.2%
Turnover per unique advertiser (£)	£1,285	£1,404

(1) *Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise.*

(2) *Proportion of advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high.*

(3) *The retention rate in the United States for the nine months ended 31 December 2000 is not available. The retention rate for the full financial year ended 31 March 2001 was 70.4%.*

Turnover

Turnover during the three and nine months ended 31 December 2000 and 2001 is summarised in the table below:

	Three Months ended 31 December		Percent increase (decrease)	Nine Months ended 31 December		Percent increase (decrease)
	2000	2001		2000	2001[1] Aggregated	
	(£ in millions)			(£ in millions)		
UK printed directories	101.2	110.1	8.8%	363.6	380.6	4.7%
US printed directories	65.4	81.5	24.6%	149.0	186.7	25.3%
Other products and services	10.6	11.1	4.7%	25.9	30.7	18.5%
Group turnover	177.2	202.7	14.4%	538.5	598.0	11.0%
Group's share of joint venture's turnover	1.0	1.1	10.0%	3.9	4.3	10.3%
Total turnover	178.2	203.8	14.4%	542.4	602.3	11.0%

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.*

Group turnover increased by £59.5 million, or 11.0%, from £538.5 million in the nine-month period ended 31 December 2000 to £598.0 million in the nine-month period ended 31 December 2001, reflecting increased turnover during the period from each business segment, particularly US printed directories.

UK printed directories. Turnover from UK printed directories increased by £17.0 million, or 4.7%, from £363.6 million in the nine-month period ended 31 December 2000 to £380.6 million in the nine-month period ended 31 December 2001. For the three-month period, turnover increased by £8.9 million, or 8.8%, from £101.2 million in the three months ended 31 December 2000 to £110.1 million in the three months ended 31 December 2001. This growth consisted entirely of directory-to-directory growth and reflects primarily increases in advertising volumes and the introduction and take-up of colour advertising in directories published from October 2001, offset in part by decreases in advertising prices.*

During the nine-month period, we sold advertising to 321,320 unique advertisers, a net increase of 14,419 unique advertisers as compared to the 306,901 unique advertisers we had during the corresponding period in the prior financial year. This increase reflected primarily the continued success of our "first-steps" discount programme.

Our retention rates decreased slightly to 79.5% during the nine months ended 31 December 2001 as compared to 82.4% during the same period in the prior financial year, mainly reflecting the lower renewal rate among the large proportion of first-time advertisers that we acquired in the prior year when we introduced our first-steps programme. This decrease also reflects a slight increase in the percentage of advertisers that did not renew due to business failure and other forms of uncontrollable advertiser loss. Our retention rate for the third quarter showed an improvement in comparison to the earlier six months of the financial year.

Turnover per unique advertiser of £1,184 during the nine months ended 31 December 2001 was comparable to £1,185 during the nine months ended 31 December 2000. The increase in new advertisers taking advantage of discounts offered as part of the first-steps programme was offset in part by increased turnover from first-steps advertisers who joined the programme in the prior year and renewed at the lower discount available during the second year, and in part by additional revenues generated by the introduction and take up of colour advertising in directories published from October 2001. We currently expect that colour advertising will continue to positively affect our turnover going forward in the short term and help compensate for downward pressures on UK prices.

The positive effect on turnover resulting from increases in the volumes of advertising during the nine-month period was offset in part by an average decline in prices of approximately 0.6%, due to our current regulatory cap on prices, which restricts us from increasing Yellow Pages advertising rates by more than the annual increase in the UK Retail Price Index ("RPI") less 2%. The price cap applied to approximately 66% and 62% of our group turnover in the nine months ended 31 December 2000 and 2001, respectively. From January 2002, we will be required to abide by a new price cap of RPI minus 6% for an expected period of four years, which will further affect our pricing.

US printed directories. Turnover from US printed directories increased by £37.7 million, or 25.3%, from £149.0 million for the nine-month period ended 31 December 2000 to £186.7 million for the nine-month period ended 31 December 2001. New directories launched during the nine months ended 31 December 2001 accounted for approximately £12 million of the increase. Directory-to-directory growth of 7.2% during the nine months was the second most important factor contributing to this increase. The balance of the increase in turnover came from directories that we published for the first time since we acquired them, including in some cases acquired

---

* Directory-to-directory growth is derived by comparing the turnover from directories we published in a period with turnover from these same directories or predecessor directories covering the same geographic area published in the previous publishing cycle.

directories that we rescoped (i.e. changed the geographic coverage of a directory) and combined with existing directories, and from movement in the dollar to pound sterling exchange rate, which was offset in part by a decrease in turnover resulting from the rephasing of some directories into later periods.

We sold advertising to 133,007 unique advertisers during the nine months ended 31 December 2001, a net increase of 17,043 unique advertisers as compared to the 115,964 unique advertisers we had during the corresponding period in the prior financial year.

In the United States, customer retention rates for the nine months ended 31 December 2001 were 70.2% compared to 70.4% for the full financial year ended 31 March 2001.

Turnover per unique advertiser for US printed directories has increased from £1,285 during the nine months ended 31 December 2000 to £1,404 during the nine months ended 31 December 2001. This growth has been largely due to increases in volume and mix of types of advertising sold.

Turnover for US printed directories increased by £16.1 million, or 24.6%, from £65.4 million for the three-month period ended 31 December 2000 to £81.5 million for the three-month period ended 31 December 2001. Directory-to-directory growth was 6.9%. The launch of new directories accounted for approximately £4 million of the increase. The balance of the increased turnover for the three-month period came from movement in the dollar to pound sterling exchange rate and from directories that we published for the first time since we acquired them. Our rate of directory-to-directory turnover growth for US printed directories in future periods may be affected by difficult market conditions in the United States, which may decrease the amount of advertising spend that some advertisers are willing to devote to our directories, prevent or discourage some advertisers from renewing advertising and reduce generally the pool of new small businesses that are potential new advertisers.

Other products and services. Turnover from other products and services during the first nine months of the 2001 financial year increased by £4.8 million, or 18.5%, compared to the first nine months of the 2000 financial year. For the three-month period ended 31 December 2001, turnover from other products and services increased by £0.5 million or 4.7%, compared to the same period in the prior financial year. This was due largely to growth in our on-line services relating to Yell.com, which grew from £5.4 million to £10.6 million during the nine-month period, and from £2.4 million to £3.8 million in the three-month period, partially offset in each case by reductions in other products and services.

Cost of Sales

Our cost of sales comprises salaries and related expenses of our sales force, paper, printing and pre-press production costs and bad-debt expense. The principal components of sales force costs, which represent a majority of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs. In general, we recognise the cost of sales for each directory on completion of delivery of that directory. Cost of sales during the three and nine months ended 31 December 2000 and 2001 are summarised in the table below:

	Three Months ended 31 December		Percent increase	Nine Months ended 31 December		Percent increase
	2000	2001	(decrease)	2000	2001[1] Aggregated	(decrease)
	(£ in millions)			*(£ in millions)*		
UK printed directories	41.1	43.7	6.3%	126.4	135.2	7.0%
US printed directories	41.1	45.7	11.2%	86.6	105.6	21.9%
Other products and services	4.2	5.6	33.3%	8.7	13.1	50.6%
Total cost of sales	86.4	95.0	10.0%	221.7	253.9	14.5%

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.*

Total cost of sales increased by £32.2 million, or 14.5%, from £221.7 million in the nine-month period ended 31 December 2000 to £253.9 million in the nine-month period ended 31 December 2001, primarily reflecting growth in the US operations.

The £8.8 million, or 7.0%, increase in cost of sales for UK printed directories from £126.4 million in the nine-month period ended 31 December 2000 to £135.2 million in the nine-month period ended 31 December 2001 was due primarily to an increase in employee costs. The increase in employee costs was mainly due to an increase in the size of our sales force corresponding with growth in the UK business as well as an increase in annual salaries.

The £19.0 million, or 21.9%, increase in cost of sales for US printed directories from £86.6 million in the nine-month period ended 31 December 2000 to £105.6 million in the nine-month period ended 31 December 2001 reflected growth in the US business, as well as the significant additional costs associated with the launch of new directories, an increase in our pre-press costs as a result of using two suppliers on a parallel basis whilst the work is transitioned to a new supplier, partially offset by a decrease in prototype directory costs.

During the three-month period ended 31 December 2001, cost of sales for US printed directories increased £4.6 million, or 11.2%, to £45.7 million as compared to £41.1 million for the three-month period ended 31 December 2000. The lower 11.2% increase in cost of sales for US printed directories during the three-month period as compared to the 21.9% increase during the full nine-month period reflects a lower level of new directory launches and prototype costs during the third quarter.

Cost of sales for other products and services during the first nine months of the current financial year was £4.4 million higher than during the same period in the prior year.

In the United Kingdom we have not to date experienced any significant deterioration in our bad debts or collection profile. In the United States we have experienced a slight deterioration in collection rates due to changing economic conditions.

Gross Profit

Gross profit was £107.7 million and £344.1 million for the three and nine months ended 31 December 2001, respectively, compared to £90.8 million and £316.8 million for the three and nine months ended 31 December 2000, respectively. The gross profit margin was 53.1% and 57.5% for the three and nine months ended 31 December 2001 compared to 51.2% and 58.8% for the same period last year. The decrease in gross profit margin during the nine-month period mainly reflects the changing geographic mix of our operations resulting from the increased contribution of our US business. The gross margin of the US business is substantially less overall than that of the UK business, due to the high start-up costs associated with new US directory launches and other costs associated with our strategy of growth and geographic expansion in the United States, as well as other characteristics of the US directories market generally.

The gross profit margin on UK printed directories was 64.5% for the nine months ended 31 December 2001 compared to 65.2% for the nine months ended 31 December 2000, reflecting the increased employee costs described above. The gross profit margin was 60.3% for the three months ended 31 December 2001 compared to 59.4% for the same period in the previous year, reflecting primarily the favourable effect on margins resulting from the introduction of colour advertising, which was available during the full quarter.

The gross profit margin on US printed directories was 43.9% and 43.4% for the three and nine months ended 31 December 2001, respectively, compared to 37.2% and 41.9% for the three and nine months ended 31 December 2000. The higher gross profit margins on US printed directories for both the three-month and nine-month periods were primarily the result of the lower level of new directory launches and prototype costs during the third quarter as described above. We currently expect that the level of new directory launches in the United States will increase during the fourth quarter of this financial year as compared to the third quarter and that as a result our gross profit margins for the fourth quarter and full year will be lower than our third quarter gross profit margin.

Distribution Costs and Administrative Expenses

We incurred distribution costs of £5.4 million and £16.5 million during the three and nine months ended 31 December 2001, respectively, compared to £5.5 million and £15.2 million during the three and nine months ended 31 December 2000, respectively. Most of the increase in the nine-month period arose from higher delivery costs in the United States, due to the greater number of directories circulated. Delivery costs in the United States for the three-month period were lower than in the comparable period in the prior financial year. Costs have decreased primarily because the delivery of the current year's edition of the Boston directory will take place in the fourth quarter. Last year's prototype edition was delivered in the third quarter.

Administrative expenses increased by £50.9 million, or 29.6%, from £171.9 million in the nine months ended 31 December 2000 to £222.8 million in the nine months ended 31 December 2001. During the quarter, they increased by £17.1 million, or 27.9%, from £61.3 million in the three months ended 31 December 2000 to £78.4 million in the three months ended 31 December 2001. The increase in each case was due primarily to an increase in the amortisation of goodwill following the Yell purchase and an increase in depreciation arising from the purchase of a car fleet from BT in connection with the separation.

Excluding this extra amortisation of goodwill and depreciation from all periods on a pro forma basis, the increase for the comparative nine-month period was £15.6 million, or 9.1%, and the increase for the comparative three-month period was £0.6 million, or 1.0%. This pro forma increase for the nine-month period included a 8.3% increase in US administrative expenses during the nine months which primarily arose from increased advertising and promotional costs, movement in the dollar to pound sterling exchange ratio and employee costs. The pro forma increase for the nine-month period also included a 10.2% increase in UK administrative expense, arising primarily from costs incurred during the period in connection with increased employee and other costs in the UK to operate on a stand-alone basis, and the implementation of our SAP management information system.

Group Operating Profit

Group operating profit was £23.9 million and £104.8 million during the three and nine months ended 31 December 2001, respectively, compared to £24.0 million and £129.7 million during the three and nine months ended 31 December 2000, respectively. The effect of amortising the higher level of goodwill from the date of the Yell purchase (which is reflected in the significant increases in administrative costs) has resulted in group operating profit as a percentage of group turnover decreasing from 13.5% and 24.1% during the three and nine months ended 31 December 2000, respectively, to 11.8% and 17.5% during the three and nine months ended 31 December 2001, respectively.

Interest Payable

Interest payable was £50.4 million and £115.8 million during the three and nine months ended 31 December 2001, respectively, compared to £6.4 million and £18.0 million during the three and nine months ended 31 December 2000, respectively. The increases in both periods as compared to their respective periods in the prior financial year was due to the increased leverage resulting from the Yell purchase, and included the write-off in August 2001 of £5.3 million of fees related to the bridge loans that were refinanced from the proceeds of the high yield bond issue.

Tax on Profit on Ordinary Activities

There was a £3.1 million tax charge for the period from 23 June to 31 December 2001. This is lower than periods before the Yell purchase due to the decrease in taxable profit, largely as a result of increased interest payable. Taxation during all the periods presented primarily arose as UK corporation tax on the results of our UK operations. Our future taxation charge will depend on our taxable income in the United Kingdom and United States.

Adjusted EBITDA

Adjusted EBITDA for the nine months ended 31 December 2001 was £8.8 million, or 5.3%, higher than adjusted EBITDA for the same period in the prior financial year, and for the three months ended 31 December 2001, it was £14.9 million, or 41.6%, higher than adjusted EBITDA for the same period in the prior financial year. The increases in adjusted EBITDA for both periods benefited from growth in gross profit, particularly the growth in gross profit of US printed directories during the third quarter, partially offset by the increase in administrative expenses, both as described above.

The adjusted group EBITDA margin for the nine months ended 31 December 2001 was 29.1%, down from 30.7% for the same period in the prior financial year, and for the three months ended 31 December 2001 it was 25.0%, up from 20.2% for the same period in the prior financial year. These movements in margin largely reflect movements in the gross profit margin for the corresponding periods. For periods following the Yell purchase, there is no difference between adjusted EBITDA and EBITDA.

Liquidity and Capital Resources

Prior to the Yell purchase, our principal source of liquidity was cash flow generated from our operations and from loans from BT to fund acquisitions. Going forward, we will continue to fund our existing business largely from cash flows generated from our operations. In addition, we have access to a £100.0 million revolving credit facility as part of the senior credit facilities.

Cash Flows

The cash flows of the combined predecessor Yell Group during the three and nine months ended 31 December 2000 and the 83 day period ended 22 June 2001 and the cash flows of the consolidated successor Yell Group for the three months and 192 day period ended 31 December 2001 are summarised in the table below.

	Combined (Predecessor)	Consolidated (Successor)	Combined (Predecessor)		Consolidated (Successor)
	Three months ended 31 December 2000	Three months ended 31 December 2001	Nine months ended 31 December 2000	1 April through 22 June 2001	23 June through 31 December 2001
			(£ in millions)		
Net cash inflow from operating activities	54.2	49.6	154.1	41.6	106.4
Net cash outflow from returns on investments and servicing of finance	(6.4)	(16.5)	(18.0)	(5.5)	(47.0)
Taxation paid	-	(0.1)	-	-	(0.4)
Net cash outflow from investing activities	(4.4)	(4.1)	(51.5)	(17.5)	(1,912.1)
Net cash inflow (outflow) before financing	43.4	28.9	84.6	18.6	(1,853.1)
Net cash (outflow) inflow from financing	(44.8)	(2.8)	(86.9)	5.7	1,944.1
Net (decrease) increase in cash	(1.4)	26.1	(2.3)	24.3	91.0

Net cash inflow from operating activities for the nine months ended 31 December 2001 was £148.0 million, compared with £154.1 million for the nine months ended 31 December 2000. Net cash inflow from operating activities for the three months ended 31 December 2001 was £49.6 million, compared with £54.2 million for the three months ended 31 December 2000.

Interest paid has increased as a result of increased borrowings arising on the Yell purchase.

Net cash outflow from investing activities comprises acquisitions, net of cash acquired, and capital expenditure on fixed assets. On 22 June 2001, the successor Yell Group purchased the predecessor Yell Group from BT. We subsequently purchased other businesses in the United States for £7.0 million in separate transactions. Capital expenditure in the nine months ended 31 December 2001 of £11.8 million compares to £12.6 million in the same period last year. The predecessor Yell Group also paid £11.7 million to BT in the period from 1 April through 22 June 2001 for the transfer of a car fleet to one of our subsidiaries in March 2001.

Prior to the Yell purchase, our financing activities were limited to transactions with BT. On 22 June 2001, we received net cash of £1,994.3 million from borrowings of £2,039.0 million and the issue of £1.0 million in share capital to fund the Yell purchase. The amounts borrowed on 22 June 2001 and cash paid to BT on that date, include £40.0 million we drew from the £100.0 million revolving credit facility for the funding of a reserve for an adjustment based on a post-closing determination of net working capital. We repaid all amounts owed under the revolving credit facility in July 2001 when BT refunded the actual amount of the adjustment we agreed.

Capital Resources

At 31 December 2001, we had cash of £90.9 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our on-line services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

In connection with the proposed McLeod acquisition, we have received bank commitments for $250.0 million of senior bank financing and a $250.0 million bridge facility which we intend to use, together with additional funds from our existing investors and unrestricted cash, to finance the purchase price.

We had net debt of £1,986.9 million at 31 December 2001. We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. Neither our parent, Yell Group Limited, nor the sponsors has guaranteed our obligations under the notes or has any obligation to provide additional equity financing to us. The first principal repayments we are required to make on the senior credit facilities are on 30 September 2002 in the amounts of £25.8 million and $0.9 million.

Other Matters

Market-related Risks

Interest is payable on most of our debt at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. We have currently hedged nearly all of the outstanding indebtedness under the senior credit facilities until 30 September 2003 and hedged just over 50% of this outstanding indebtedness for the succeeding six months ending 30 March 2004 using interest rate swaps and forward rate agreements. We continue to review this strategy on a quarterly basis.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in dollars. However, our financial statements are presented in pounds sterling, and changes in the exchange rate between the dollar and the pound sterling will affect the translation of the results of our Yellow Book operations in the United States into pounds sterling.

Changes in exchange rates can also result in translation and transaction gains or losses relating to our dollar-denominated indebtedness and related interest payments. We do not currently hedge any foreign exchange rate risk relating to dollar-denominated notes, although we will continue to review this practice. At 31 December 2001, we had $531.8 million of borrowings denominated in US dollars. This debt provides us with a partial hedge against translation gains and losses on our investment in Yellow Book USA.

Taking into account our current debt structure and hedging arrangements, we expect quarterly interest charges of approximately £50 million. As of 31 December 2001, taking into account the hedging arrangements, if variable interest rates were to move by 1% with no change in exchange rates, our interest charge would vary by approximately £250,000 per quarter. Further, taking into account our US dollar-denominated liabilities, if the average dollar/pound sterling exchange rate during a quarter were to be $1.58 to £1.00, for example, instead of $1.44 to £1.00, the approximate rate effective for the three months ended 31 December 2001, then our quarterly interest charge would be approximately £1 million lower.

New UK Accounting Standards

In November 2000, the Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 17 "Retirement Benefits". We are required to phase in the adoption of the disclosure requirements over the two financial years ended 31 March 2002 and 2003. Full adoption of the standard is required from 1 April 2003. FRS 17 requires changes in the actuarial methods and assumptions and the method of accounting for scheme surpluses or deficits. Upon full adoption of FRS 17 the results of prior periods will also be restated to reflect its requirements. We do not believe that the adoption of FRS 17 will have a material effect on our results to the extent that market valuations do not materially fluctuate. Adoption of the standard could result in more volatile pension charges from period to period when market valuations do materially fluctuate.

In December 2000, the ASB issued FRS 19 "Deferred Tax", which requires full provision to be made for deferred tax assets and liabilities, and which we adopted from 1 April 2001.

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches and the markets in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our registration statement on Form F-4 filed with the SEC on August 29, 2001 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

YELL GROUP

PROFIT AND LOSS ACCOUNTS

(Unaudited)	Notes	Combined (Predecessor) Nine months ended 31 December 2000	Combined (Predecessor) 1 April to 22 June 2001	Consolidated (Successor) 23 June to 31 December 2001 (note 1)
			(£ in millions)	
Total turnover	2	542.4	171.9	430.4
Group's share of joint venture's turnover		(3.9)	(2.8)	(1.5)
Group turnover	2	538.5	169.1	428.9
Cost of sales		(221.7)	(71.1)	(182.8)
Gross profit	3	316.8	98.0	246.1
Distribution costs		(15.2)	(5.5)	(11.0)
Administrative expenses		(171.9)	(60.5)	(162.3)
Group operating profit		129.7	32.0	72.8
Group's share of joint venture's operating profit		1.3	0.9	0.5
Total operating profit		131.0	32.9	73.3
Interest payable		(18.0)	(5.8)	(110.0)
Profit (loss) on ordinary activities before taxation		113.0	27.1	(36.7)
Tax on ordinary activities		(41.5)	(13.2)	(3.1)
Profit (loss) for the period		71.5	13.9	(39.8)

All of the Yell Group's results arose from continuing operations.

Currency movements arising on combination of non-UK subsidiaries and the joint venture during the nine months ended 31 December 2000 totalled a gain of £14.0 million and during the period from 1 April to 22 June 2001 totalled a gain of £0.8 million. Currency movements arising on the consolidation of non-UK subsidiaries and the joint venture during the period from 23 June to 31 December 2001 totalled a net loss of £8.1 million. Other than the profits for the financial periods presented and these currency movements, there have been no other recognised gains or losses during these periods and accordingly no statements of total recognised gains and losses are presented.

YELL GROUP

PROFIT AND LOSS ACCOUNTS

(Unaudited)	Notes	Combined (Predecessor) Three months ended 31 December 2000	Consolidated (Successor) Three months ended 31 December 2001(note 1)
		(£ in millions)	
Total turnover	2	178.2	203.8
Group's share of joint venture's turnover		(1.0)	(1.1)
Group turnover	2	177.2	202.7
Cost of sales		(86.4)	(95.0)
Gross profit	3	90.8	107.7
Distribution costs		(5.5)	(5.4)
Administrative expenses		(61.3)	(78.4)
Group operating profit		24.0	23.9
Group's share of joint venture's operating profit		0.4	0.4
Total operating profit		24.4	24.3
Interest payable		(6.4)	(50.4)
Profit (loss) on ordinary activities before taxation		18.0	(26.1)
Tax on ordinary activities		(7.7)	(2.1)
Profit (loss) for the period		10.3	(28.2)

All of the Yell Group's results arose from continuing operations.

Currency movements arising on combination of non-UK subsidiaries and the joint venture during the three months ended 31 December 2000 totalled a loss of £1.7 million. Currency movements arising on the consolidation of non-UK subsidiaries and the joint venture during quarter ended 31 December 2001 totalled a net gain of £1.9 million. Other than the profits for the financial periods presented and these currency movements, there have been no other recognised gains or losses during these periods and accordingly no statements of total recognised gains and losses are presented.

YELL GROUP

CASHFLOW STATEMENTS

(Unaudited)	Notes	Combined (Predecessor) Nine months ended 31 December 2000	Combined (Predecessor) 1 April to 22 June 2001	Consolidated (Successor) 23 June to 31 December 2001(note 1)
			(£ in millions)	
Net cash inflow from operating activities		154.1	41.6	106.4
Returns on investments and servicing of finance				
Interest paid		(18.0)	(5.5)	(47.0)
Taxation		-	-	(0.4)
Investing activities				
Purchase of tangible fixed assets		(12.6)	(5.8)	(6.0)
Payment for assets transferred from BT		-	(11.7)	-
Purchase of subsidiary undertakings and Other investments (net of cash acquired)		(38.9)	-	(1,906.1)
Net cash outflow from investing activities		(51.5)	(17.5)	(1,912.1)
Net cash inflow (outflow) before financing		84.6	18.6	(1,853.1)
Financing				
Ordinary shares allotted	8	-	-	1.0
Net cash contributions from (distributions to) BT		(136.8)	5.7	-
Funds received from new debt		49.9	-	2,541.3
Borrowings repaid		-	-	(540.0)
Financing fees paid		-	-	(58.2)
Net cash (outflow) inflow from financing		(86.9)	5.7	1,944.1
Net increase (decrease) in cash		(2.3)	24.3	91.0
Cash at beginning of period		4.7	24.8	-
Currency movements		0.2	-	(0.1)
Cash at end of period		2.6	49.1	90.9
Decrease (increase) in net debt through cash flow	4	(52.1)	20.3	(1,860.4)
Group operating profit		129.7	32.0	72.8
Depreciation		9.1	4.4	10.9
Goodwill amortisation		16.4	5.4	44.0
Profit on disposal of fixed assets		0.1	-	-
Increase in stocks		(17.3)	(12.1)	(15.8)
Decrease (increase) in debtors		(14.2)	3.1	(9.7)
Increase (decrease) in creditors		26.8	8.8	(0.2)
Other		3.5	-	4.4
Net cash inflow from operating activities		154.1	41.6	106.4

YELL GROUP

CASHFLOW STATEMENTS

(Unaudited)	Notes	Combined (Predecessor) Three months ended 31 December 2000	Consolidated (Successor) Three months ended 31 December 2001(note 1)
		(£ in millions)	
Net cash inflow from operating activities		54.2	49.6
Returns on investments and servicing of finance			
Interest paid		(6.4)	(16.5)
Taxation		-	(0.1)
Investing activities			
Purchase of tangible fixed assets		(4.4)	(3.8)
Refund on final settlement of purchase price for subsidiary undertakings and other investments, net of costs paid		-	(0.3)
Net cash outflow from investing activities		(4.4)	(4.1)
Net cash inflow before financing		43.4	28.9
Financing			
Net cash distributions to BT		(45.6)	-
Funds received from new debt		0.8	-
Borrowings repaid		-	-
Financing fees paid		-	(2.8)
Net cash outflow from financing		(44.8)	(2.8)
Net (decrease) increase in cash		(1.4)	26.1
Cash at beginning of period		4.0	64.6
Currency movements		-	0.2
Cash at end of period		2.6	90.9
(Increase) decrease in net debt through cash flow	4	(1.4)	28.9
Group operating profit		24.0	23.9
Depreciation		2.8	5.2
Goodwill amortisation		5.7	21.2
Profit on disposal of fixed assets		(0.6)	-
Decrease (increase) in stocks		3.2	(5.5)
Decrease in debtors		2.1	8.5
Increase (decrease) in creditors		17.2	(5.9)
Other		(0.2)	2.2
Net cash inflow from operating activities		54.2	49.6

YELL GROUP

BALANCE SHEETS

(Unaudited)	Notes	Combined (Predecessor) At 31 December 2000	Combined (Predecessor) At 31 March 2001	Consolidated (Successor) At 31 December 2001(note 1)
		(£ in millions)		
Fixed assets				
Intangible assets	5	413.8	429.3	1,641.9
Tangible assets		25.9	42.7	37.0
Investments		2.0	1.9	2.1
Total fixed assets		441.7	473.9	1,681.0
Current assets				
Stock		92.4	87.5	114.9
Debtors	6	231.6	278.1	283.5
Cash at bank and in hand	4	2.6	24.8	90.9
Total current assets		326.6	390.4	489.3
Creditors: amounts falling due within one year				
Loans and other borrowings	4, 7	(76.6)	(97.2)	(27.0)
Other creditors		(113.6)	(133.0)	(139.4)
Total creditors: amounts falling due within one year		(190.2)	(230.2)	(166.4)
Net current assets		136.4	160.2	322.9
Total assets less current liabilities		578.1	634.1	2,003.9
Creditors: amounts falling due after one year				
Loans and other borrowings	4, 7	211.2	221.8	2,050.8
Other creditors		14.3	18.0	-
Ordinary shareholders' equity (deficit)				
Ordinary shares		-	-	0.1
Additional paid in capital		-	-	0.9
Loss for the period		-	-	(47.9)
BT's net investment in Yell Group		352.6	394.3	-
Total ordinary shareholders' equity (deficit)	8	352.6	394.3	(46.9)
		578.1	634.1	2,003.9

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation, combination and consolidation.

The Yell Group has operated as a separate group since 22 June 2001, the date on which a consortium of investors purchased BT's equity interests in Yellow Book USA Inc ("Yellow Book") and Yellow Pages Sales Limited and the net assets and operations of BT's subsidiary, Yell Limited ("the purchase"). Prior to the purchase, the Yell Group operated as business units within BT, rather than as a legal entity.

The unaudited predecessor combined financial information of the Yell Group for the periods up to 22 June 2001 represents an aggregation of the financial information of Yell's classified directories and related operations in the United Kingdom and in the United States while they were still within BT. The inception date of Yell Finance B.V. was 19 June 2001. The attached unaudited successor consolidated financial information of the Yell Group represents a consolidation of the financial information of Yell Finance B.V. and its subsidiaries and affiliate for the 195 days ended 31 December 2001; but only includes operations of the Yell Group for the 192 day period from 23 June to 31 December 2001.

The unaudited condensed pro forma financial information for the Yell Group, as if the purchase took place on 1April 2000, for the three months and nine months ended 31 December 2000 and 2001 is as follows:

	Three months ended 31 December 2000	Three months ended 31 December 2001	Nine months ended 31 December 2000	Nine months ended 31 December 2001
		(£ in millions)		
Group turnover	177.2	202.7	538.5	598.0
Profit (loss) for the period	(35.9)	(28.2)	(68.4)	(68.0)

In management's opinion, the unaudited condensed pro forma financial information is not necessarily indicative of what the actual aggregated results might have been if the acquisition had been effective on 1 April 2000.

The financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP"). The unaudited interim financial information of the group has been prepared on the basis of the accounting policies as set out in the audited combined financial statements of the Yell Group for the year ended 31 March 2001contained within the Form F-4 filed with the US Securities and Exchange Commission on 31 August 2001, with the exception of deferred taxation, which is now stated on a full liability basis in accordance with FRS 19 "Deferred tax" in place of the partial provisioning basis formerly adopted. The comparative figures in the profit and loss account and balance sheet have not been restated because the implementation of FRS 19 would have had no material effect on prior year comparative figures.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the combined or consolidated results, financial position and cash flows for each period presented. The combined or consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form F-4 filed with the US Securities and Exchange Commission on 31 August 2001, including Yell Group's audited combined financial statements for the year ended 31 March 2001.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Turnover

	Combined (Predecessor)		Consolidated (Successor)
	Nine months ended 31 December 2000	1 April to 22 June 2001	23 June to 31 December 2001
	(£ in millions)		
UK printed directories	363.6	118.5	262.1
Other	25.9	8.3	22.4
Total UK	389.5	126.8	284.5
US directories	149.0	42.3	144.4
Group turnover	538.5	169.1	428.9
Group's share of joint venture's turnover [a]	3.9	2.8	1.5
Total turnover	542.4	171.9	430.4

	Combined (Predecessor)	Consolidated (Successor)
	Three months ended 31 December 2000	Three months ended 31 December 2001
	(£ in millions)	
UK printed directories	101.2	110.1
Other	10.6	11.1
Total UK	111.8	121.2
US directories	65.4	81.5
Group turnover	177.2	202.7
Group's share of joint venture's turnover [a]	1.0	1.1
Total turnover	178.2	203.8

(a) The Group's share of joint venture turnover originated entirely from the Americas

3. Gross profit

	Combined (Predecessor)		Consolidated (Successor)
	Nine months ended 31 December 2000	1 April to 22 June 2001	23 June to 31 December 2001
	(£ in millions)		
UK printed directories	237.2	75.2	170.2
Other	17.2	5.1	12.5
Total UK	254.4	80.3	182.7
US directories	62.4	17.7	63.4
Total gross profit	316.8	98.0	246.1

	Combined (Predecessor)	Consolidated (Successor)
	Three months ended 31 December 2000	Three months ended 31 December 2001
	(£ in millions)	
UK printed directories	60.1	66.4
Other	6.4	5.5
Total UK	66.5	71.9
US directories	24.3	35.8
Total gross profit	90.8	107.7

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

4. Net debt

Analysis of net debt

	Combined (Predecessor)		Consolidated (Successor)
	At 31 December 2000	At 31 March 2001	At 31 December 2001
		(£ in millions)	
Long-term loans and other borrowings falling due after more than one year	211.2	221.8	2,050.8
Short-term borrowings and long-term loans and other borrowings falling due within one year	76.6	97.2	27.0
Total debt	287.8	319.0	2,077.8
Cash at bank	(2.6)	(24.8)	(90.9)
Net debt at end of period	285.2	294.2	1,986.9

Movement in net debt for the nine months ended 31 December

	Total cash less bank overdraft	Debt due within one year excluding bank overdraft	Debt due after one year	Net debt
		(£ in millions)		
At 31 March 2000 (Predecessor)	4.7	(21.8)	(201.3)	(218.4)
Cash flow	(2.3)	(53.6)	3.8	(52.1)
Currency movements	0.2	(1.2)	(13.7)	(14.7)
At 31 December 2000 (Predecessor)	2.6	(76.6)	(211.2)	(285.2)
At 31 March 2001 (Predecessor)	24.8	(97.2)	(221.8)	(294.2)
Cash flow	24.3	(0.2)	(3.8)	20.3
Currency movements	-	(0.5)	(1.2)	(1.7)
At 22 June 2001 (Predecessor)	49.1	(97.9)	(226.8)	(275.6)
At 19 June 2001 (Successor)	-	-	-	-
Cash inflow before acquisitions and financing	53.0	-	-	53.0
Cash inflow from financing	1,944.1	(26.4)	(1,916.7)	1.0
Cash outflows on acquisitions	(1,914.4)	-	-	(1,914.4)
Balances acquired	8.3	(0.7)	(0.4)	7.2
Deferred consideration vendor loan note	-	-	(100.0)	(100.0)
Financing fees accrued not paid	-	-	2.6	2.6
Net capitalised financing costs	-	-	(45.8)	(45.8)
Currency movements	(0.1)	0.1	9.5	9.5
At 31 December 2001	90.9	(27.0)	(2,050.8)	(1,986.9)

NOTES TO THE FINANCIAL STATEMENTS (continued)

4. Net debt continued

Movement in net debt for the three months ended 31 December

	Total cash less bank overdraft	Debt due within one year excluding bank overdraft	Debt due after one year	Net debt
		(£ in millions)		
At 30 September 2000 (Predecessor)	4.0	(77.4)	(213.4)	(286.8)
Cash flow	(1.4)	-	-	(1.4)
Currency movements	-	0.8	2.2	3.0
At 31 December 2000 (Predecessor)	2.6	(76.6)	(211.2)	(285.2)
At 30 September 2001 (Successor)	64.6	(27.0)	(2,032.3)	(1,994.7)
Cash inflow before acquisitions and financing	29.2	-	-	29.2
Cash outflow from financing	(2.8)	-	2.8	-
Net cash outflows on acquisitions	(0.3)	-	-	(0.3)
Financing fees accrued not paid	-	-	(2.8)	(2.8)
Net capitalised financing costs	-	-	(14.3)	(14.3)
Currency movements	0.2	-	(4.2)	(4.0)
At 31 December 2001	90.9	(27.0)	(2,050.8)	(1,986.9)

The terms of the senior credit facilities require Yell Group Limited and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to EBITDA (earnings before interest, tax, depreciation and amortisation as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA, and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding twelve month period and reported to the providers of the senior credit facilities on a quarterly basis. The Yell Group has reported that it had maintained the financial ratios for the period ended 31 December 2001 in compliance with these debt covenants.

5. Intangible assets

Intangible assets at 31 December 2000 and 31 March 2001 comprise goodwill that arose on BT's purchase of Yellow Book and subsequent acquisitions by Yellow Book as adjusted for amortisation and movements in foreign exchange rates.

On 22 June 2001 the successor Yell Group acquired the predecessor Yell Group. The total cost of acquisition was £2,007.6 million, giving rise to goodwill of £1,694.0 million with an estimated life of 20 years. The successor Yell Group subsequently purchased other businesses in separate transactions that gave rise to £7.0 million of goodwill. The amount of goodwill at 31 December 2001 reflects management's preliminary determination of the fair value adjustments to be recorded on the date of each acquisition. The results of an extensive evaluation of fair values may require us to adjust the amount of goodwill in future periods.

6. Debtors

	Combined (Predecessor)		Consolidated (Successor)
	At 31 December 2000	At 31 March 2001	At 31 December 2001
		(£ in millions)	
Trade debtors	212.6	229.4	269.8
Accrued income	14.5	43.9	7.8
Prepayments	4.5	4.8	5.9
Total debtors	231.6	278.1	283.5

7. Loans and Borrowings

	Combined (Predecessor)		Consolidated (Successor)
	At 31 December 2000	At 31 March 2001	At 31 December 2001
		(£ in millions)	
Senior credit facilities	-	-	952.1
High Yield Notes	-	-	496.5
Loans from Yell Group Limited	-	-	680.7
Pre-acquisition borrowings	286.7	317.7	-
Other	1.1	1.3	0.9
Total loans and other borrowings	287.8	319.0	2,130.2
Unamortised financing fees	-	-	(52.4)
Net loans and other borrowings	287.8	319.0	2,077.8

	At 31 December 2001
More than one year	2,103.2
Less than one year	27.0
Total loans and other borrowings	2,130.2
Unamortised financing fees	(52.4)
Net loans and other borrowings	2,077.8

8. Changes in ordinary shareholders' equity (deficit)

	BT's net investment	Share capital	Profit and loss account	Total
		(£ in millions)		
Balance at 1 April 2000 (Predecessor)	365.0	-	-	365.0
Profit for the year to 31 March 2001	102.7	-	-	102.7
Net distributions to BT	(150.7)	-	-	(150.7)
Taxation settled by BT on behalf of Yell group	54.6	-	-	54.6
Allotment of ordinary shares	22.7	-	-	22.7
Balance at 31 March 2001 (Predecessor)	394.3	-	-	394.3
Profit from 1 April to 22 June	13.9	-	-	13.9
Currency movements	0.8	-	-	0.8
Balance at 22 June 2001 (Predecessor)	409.0	-	-	409.0
Balance at 19 June 2001 (Successor)		-	-	-
Issuance of share capital		1.0	-	1.0
Loss from 23 June to 31 December 2001		-	(39.8)	(39.8)
Currency movements		-	(8.1)	(8.1)
Balance at 31 December 2001 (Successor)		1.0	(47.9)	(46.9)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2002

YELL FINANCE B.V.
(Registrant)

By: /s/ John Davis
Name: John Davis
Title: Chief Financial Officer